Exhibit 99.2

Notice to LSE

2017 full year results presentation

7 February 2018

The Rio Tinto 2017 full year results presentation slides are available at www.riotinto.com/presentations.

The presentation will be given at 8.30am (Greenwich Mean Time) today by Rio Tinto chief executive Jean-Sébastien Jacques, and chief financial officer Chris Lynch.

The live webcast will be available at www.riotinto.com/webcasts.

Steve Allen Company Secretary Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Tim Paine Joint Company Secretary Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404